Exhibit 99.11

CONSENT OF I. GLACKEN

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Orezone Resources Inc. (the “Company”) under the United States Securities Act of 1933, as amended, being filed with the United States Securities and Exchange Commission:

1.               The report dated October 2007 entitled “Orezone Resources Inc.: Update on Essakane Gold Project Burkina Faso” (the “Essakane Update”); and

2.               The annual information form of the Company dated March 31, 2008, which includes reference to my name in connection with information relating to the Essakane Update, and the properties described therein.

Date: March 31, 2008

/s/ I.M. Glacken
Name: I.M. Glacken
Title: Group General Manager – Resources,
Snowden Mining Industry Consultants Pty. Ltd.